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October 28, 2013	James McGinnis 617-951-7774 617-235-7406 fax james.mcginnis@ropesgray.com

VIA EDGAR

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Ms. Karen Rossotto

Re:                             Baillie Gifford Funds (Registration No. 811-10145) — Responses to Comments Regarding Post-Effective Amendment No. 16 to Registration Statement on Form N-1A filed on July 11, 2013

Dear Ms. Rossotto:

On July 11, 2013, Baillie Gifford Funds (the “Trust” or the “Registrant,” and each of its series, a “Fund”) filed Amendment No. 16 (“Amendment No. 16”) under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A.  On August 29, 2013, you provided, via telephone, oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Amendment No. 16.  We respectfully submit this comment response letter on behalf of the Trust and have, for your convenience, summarized the Staff’s comments, followed by the Trust’s responses, in the main body of text below.

During our August 29, 2013 telephone conversation, you acknowledged that the shares of the Trust are not registered under the Securities Act of 1933, as amended (the “Securities Act”).  Several of the requirements of Form N-1A do not apply, or else apply in a limited or altered manner, to registered investment companies whose shares are unregistered under the Securities Act (“1940 Act-Only Funds”).  Two of the responses in this comment response letter reflect the Trust’s interpretation of the Form N-1A requirements as may be applied to 1940 Act-Only Funds.

To the extent responses below indicate that a change will be made in response to a comment, those changes will be reflected in the next amendment to the Trust’s Registration Statement, and no later than the next annual updating amendment, which will be filed in April 2014.

Private Placement Memorandum (“PPM”)

All Funds — Principal Risks

1.                                      In the “Principal Risks” section within the Summary of Key Information for each Fund, please include disclosure for small- and mid-capitalization risk if investing in small- and mid-capitalization issuers is a principal investment strategy for the Fund.

Response: Although there is no limitation on the capitalization of issuers in which the Funds may invest, the Trust observes that small- and mid-capitalization risk is not a principal risk for any of the Funds as no Fund specifically focuses on or targets investments in small- and/or mid-capitalization issuers as a principal investment strategy.  The Trust further observes that disclosure in the “Investment Objectives and Policies” section of the PPM accounts for risk of the Funds’ investments in small- and/or mid-capitalization issuers, stating: “The Funds are subject to numerous risks that are described in this Memorandum, and, in the case of those Funds that may be invested … in issuers with smaller to medium-sized market capitalizations (e.g., market capitalizations of less than $5 billion), the Funds may present greater risks than mutual funds investing primarily in … securities with larger market capitalizations.”  Nonetheless, the Trust will revise the information regarding “Equity Securities Risk” in the “Primary Investment Risks” section of the PPM to include the following language: “Some Funds may invest in the equity securities of issuers with smaller to medium-sized market capitalizations (e.g., market capitalizations of less than $5 billion). Such investments may involve greater risk than the equity securities of larger, more established companies. These smaller companies may have limited product lines, markets or financial resources, or they may depend on a few key employees. The equity securities of such companies may trade less frequently and in lesser volume than more widely held securities, and their values may fluctuate more sharply than other securities. They may also trade in the over-the-counter market or on a regional exchange, or may otherwise have limited liquidity.”

All Funds — Investment Objectives and Policies

2.                                      Please include disclosure regarding the notice that shareholders will receive for changes to non-fundamental policies of each Fund.

Response:  The Trust observes that such disclosure is currently included in the “Investment Objectives, Policies and Restrictions” section of the Funds’ Statement of Additional Information (“SAI”), which states that “[t]he [non-fundamental] investment policies of each Fund set forth in the PPM and this SAI may be changed by the Trust’s trustees without shareholder approval….”  In the same “Investment Objectives, Policies and Restrictions” section of the SAI, however, there is also a list of specific non-fundamental policies that are subject to change only upon sixty days’ prior notice to shareholders.

International Equity Fund; The EAFE Fund; The EAFE Choice Fund; The EAFE Pure Fund; The Emerging Markets Fund; The Global Alpha Equity Fund; The North American Equity Fund — Principal Investment Strategies; Investment Objectives and Policies

3.                                      For all Funds that are subject to any policies adopted in accordance with Rule 35d-1 (an “80% Policy”), please include disclosure that states that shareholders of such Funds will receive at least sixty days prior notice of any change of the 80% Policy.

Response: The Trust observes that such disclosure is currently included in the “Investment Objectives, Policies and Restrictions” section of the Funds’ SAI, which includes a list of all applicable 80% Policies for the Funds, which are subject to change only upon sixty days’ prior notice to shareholders.

International Equity Fund — Principal Investment Strategies

4.                                      Since the Fund uses the term “International” in its name, please provide additional disclosure that describes how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world.

Response: According to a letter from the Investment Company Institute regarding Staff comments on fund names that include the terms “international” and “global” published June 4, 2012, such funds should “expressly describe how the fund will invest its assets investments that are tied economically to a number of countries throughout the world” and, to meet that requirement, “[s]tatements to the effect that the fund will invest ‘primarily’ or ‘a majority of its assets’ in non-U.S. securities are also acceptable.”  Consistent with the position of the Commission as indicated in that letter, the Registrant states that the fund will invest at least 80% of its assets in securities that are “predominantly located in countries contained in the MSCI ACWI (ex US) Index….”  The MSCI ACWI (ex US) Index is comprised of forty-four countries outside of the United States.(1)  In the “Other Important Information About the Funds” section of the PPM, the Trust describes how it determines whether an issuer is “located in” a particular country for the purposes of compliance with its investment policies, including: “(i) whether the issuer’s securities are principally traded in the country’s markets; (ii) where the issuer’s principal offices or operations are located; and (iii) the percentage of the issuer’s revenues derived from goods or services sold or manufactured in the country. The Manager may also consider other factors in making this determination.”  This definition of “located in” is applicable to the Fund.  Accordingly, the Trust respectfully submits that the current disclosure adequately addresses how the Fund will invest it assets in investments that are tied economically to a number of countries throughout the world, and does not currently intend to introduce additional disclosure.

(1)  See http://www.msci.com/products/indices/tools/index_country_membership/all_country.html.

International Choice Fund — Fees and Expenses

5.                                      In footnote (c) to the table disclosing fees and expenses, please delete the language that says that the expense figures “do not reflect fees waived and/or expenses reimbursed by the Manager.”

Response: The requested change will be made.

The International Choice Fund — Principal Investment Strategies

6.                                      Please make the following change to the disclosure language (deletions in strikethrough): “The Fund will invest in securities issued by companies predominantly located in countries contained in the MSCI ACWI (ex US) Index~~, cash and cash equivalents~~.”

Response: The requested change will be made.

The EAFE Fund

7.                                      Please revise the following language with respect to the EAFE Fund on the introductory page of the PPM to describe how it is consistent with Section 15 of the 1940 Act: “Portfolio decisions are made by the named investment managers with input from regional specialists.”

Response: The requested change has been made.  The Trust will revise the relevant disclosure as follows (new language underlined): “Portfolio decisions are made by the named investment managers with input from regional specialists within the Manager.”  Such a change clarifies that the regional specialists are not providing services pursuant to undisclosed subadvisory contracts.  Corresponding changes will be made throughout the PPM.

The EAFE Pure Fund — Fees and Expenses

8.                                      Please describe how footnote (b) to the “Other Expenses” row in the Annual Fund Operating Expenses table is in compliance with Form N-1A.

Response:  The Registrant notes that Item 3 of Form N-1A is not applicable to 1940 Act-Only Funds, such as the Funds.(2)  Even so, the Trust respectfully submits that such disclosure is consistent with Instruction 6(a) to Item 3 of Form N-1A, which requires disclosure to the fee table which includes “a footnote to the table [stating] that ‘Other Expenses’ are based on estimated amounts for the current fiscal year.”  As the Fund is aimed at institutional investors and would seek a relatively large initial investment before commencing operations, the Registrant believes that $50

(2)  See Form N-1A, General Instruction B (2)(b) (“For registration statements or amendments filed only under the Investment Company Act, include the facing sheet of the Form, responses to all Items of Parts A (except Items 1, 2, 3, 4, and 13), B, and C (except Items 28(e) and (i)-(k)), and the required signatures.”).

million in assets represents a reasonable estimation of the size of the Fund during its first year of operation.  This estimated level of shareholder seeding is also consistent with initial investments into the other Funds that have already commenced operations.  As such, the footnote has been retained, and no additional disclosure will be made in response to this comment.

9.                                      If the investment adviser can recoup fees that are waived, please include disclosure detailing the ability to recoup the waived fees.

Response: The Trust confirms that the investment adviser cannot recoup the amount of fees waived under the current expense waiver arrangements.  Therefore, no additional disclosure will be made in response to this comment.

The EAFE Pure Fund — Example of Expenses

10.                               Please consider including a footnote stating that the “1 year” example dollar amount numbers for all classes of the Fund include the effect of the fee waiver.

Response:  The Trust respectfully submits that the current disclosure is consistent with Instruction 4 to Item 3 of Form N-1A, which does not require such a footnote.  The Trust also notes that the technical requirements of Item 3 of Form N-1A are not applicable to the Funds as 1940 Act-Only Funds.(3)  As such, the Trust does not intend to revise the expense example.

The EAFE Pure Fund — Principal Investment Strategy; Investment Objectives and Policies

11.                               If investment in derivatives is a principal investment strategy of the Fund, please include enhanced disclosure on the types of derivatives used by the Fund and the risks associated with such derivatives.

Response: As the Fund’s intended use of derivatives is significantly limited in scope, and certainly does not constitute a principal investment strategy of the Fund, the Trust does not believe it would be appropriate to emphasize derivatives in the “Principal Risk Strategies”; this would give it undue prominence.  In addition, section (c) under “Investment Policies” states for all the Funds apart from the North American Equity Fund that “[c]urrency hedging is permitted, at the discretion of the Manager, to attempt to preserve the Fund’s investments in U.S. dollar terms.  The Manager may enter into forward foreign currency transactions, or acquire other currency instruments, including options, in an attempt to minimize the adverse effects of changes in foreign exchange rates.  Any currency gains or losses will be included in the calculation of total return.” Accordingly, the Trust respectfully submits that the current disclosure adequately addresses the use of derivatives

(3)  See footnote 2 above.

for currency hedging purposes, and no additional disclosure is intended in response to this comment.

The EAFE Pure Fund — Investment Objectives and Policies

12.                               Please ensure that the investment objective in the “Investment Objectives and Policies” section for the Fund is the same as the investment objective in the “Summary of Key Information” for the Fund.

Response: The investment objective of the Fund in both sections for the Fund is disclosed as such: “capital appreciation through investments in an international portfolio of equity securities of issuers located in countries of developed markets.”  As the investment objectives are identical in each applicable section, no additional disclosure will be made in response to this comment.

Primary Investment Risks

13.                               In the “Currency and Hedging Risk” section, please include the following language in the disclosure (new language underlined): “New financial products and risk management techniques continue to be developed and the Funds may use these new investments and techniques to the extent consistent with their investment objective and policies as well as consistent with the risk disclosure in the Funds’ prospectuses.”

Response: The requested change will be made.

Other Important Information About the Funds

14.                               To the extent that information regarding Funds’ portfolio holdings is publicly available on a website, please disclose that website’s address.

Response: In part because the Funds are privately placed, the portfolio holdings information is not publicly available on a public website. Accordingly, no additional disclosure will be made in response to this comment.

Management of the Trust

15.                               Please update the disclosure in the paragraph describing the discussion regarding the basis for the board of trustees’ approval of the Investment Advisory Agreements to include the end date of the period described for all Funds.

Response: The following change to the language will be made (new language underlined; deletions in strikethrough): “A discussion regarding the basis of the board of trustees’ approval of the renewal of the Investment Advisory Agreements for the International Equity Fund, the EAFE

Fund, the EAFE Choice Fund, the Emerging Markets Fund, and the Global Alpha Equity Fund~~, and the North American Equity Fund~~ is available in the ~~most recent~~ semi-annual report to shareholders of the Fund for the period ending June 30, 2013.  A discussion regarding the basis for the board of trustees’ approval of the Investment Advisory Agreement for the International Choice Fund is available in the annual report to shareholders of the Fund for the period ending December 31, 2012.    A discussion regarding the basis for the board of trustees’ approval of the Investment Advisory Agreement for the EAFE Pure Fund will be available in the ~~semi-~~annual report to shareholders of the Fund for the period ~~ended June 30~~ ending December 31, 2013.  A discussion regarding the basis of the board of trustees’ approval of the renewal of the Investment Advisory Agreement for the North American Equity Fund will be available in the first shareholder report in the period in which the Fund commences operations.”

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As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

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Please direct any questions or comments with respect to this letter to the undersigned at (617) 951-7774 or to George B. Raine at (617) 951-7556.

Kind regards,

James D. McGinnis

cc:                                Angus N. G. Macdonald, Baillie Gifford Overseas, Ltd.

Gareth Griffiths, Baillie Gifford Overseas, Ltd.

George B. Raine, Ropes & Gray LLP

Harsha Pulluru, Ropes & Gray LLP

Maureen A. Miller, Vedder Price P.C.